Exhibit 99.1
Caesarstone Completes Majority Stake Acquisition of Lioli Ceramica

- Addition of Global Porcelain Countertop Producer Establishes Caesarstone’s Position as Leading Premium, Multi-Material Countertop Company -

MP MENASHE, Israel – October 13, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today announced it has closed on its previously-announced majority stake acquisition of Lioli Ceramica Pvt. Ltd (“Lioli”), an India-based producer of cutting-edge porcelain countertop slabs, operating innovative and technologically advanced manufacturing facilities in Asia.

Yuval Dagim, Chief Executive Officer commented, “We are extremely pleased to announce the completion of this investment. We have gained immediate access to the fast-growing global porcelain countertop category, with Lioli’s premium products combined with our strong brand and global network poised to accelerate our multi-material growth strategy. We welcome the Lioli team to our Company and look forward to realizing our mission under our global growth acceleration plan to be the first brand of choice for countertops around the world.”

About Caesarstone
Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered surfaces used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the five distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan, Concetto and Outdoor. For more information please visit our website: www.caesarstone.com.

Forward-Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 277-1237